As discussed with Mr. Colbert by telephone on January 13, 2011, please find attached to this Correspondence submission a PDF redline showing proposed changes to the F-4 filed by Anheuser-Busch InBev SA/NV on October 12, 2010 in response to the comment received in the Staff’s letter dated December 10, 2010.

As discussed, the changes shown in the attached reflect only the proposed changes in response to the Staff’s comment. A future F-4/A filing would require other changes to bring it up to date.

For ease of reference, the complete body of the F-4 is attached. Changes only appear on page 5 of the summary; and pages 1, 3, 9 and 16 of the body.

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